INVESTMENT MANAGEMENT

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VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

April 22, 2020

VIA EDGAR

Mr. Scott Lee

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Voya Separate Portfolios Trust

(File Nos. 333-141111; 811-22025)

Dear Mr. Lee:

This letter responds to comments provided to Paul Caldarelli, Joanne Osberg, Jay Stamper and Angela Gomez on March 27, 2020, by the Staff of the U.S. Securities and Exchange Commission (the "Staff"), for Post-Effective Amendment No. 90 (the "Amendment") to the Registration Statement of Voya Separate Portfolios Trust (the "Registrant"). The Amendment was filed on February 12, 2020 on Form N-1A. Our summary of the comments and our responses thereto are provided below.

PROSPECTUS

FEES AND EXPENSES OF THE FUND

1.Comment: The Staff requested the Registrant remove all cross-references from the first paragraph as it unnecessarily makes the Prospectus more complex.

Response: The Registrant appreciates the Staff's comment but Item 3 of Form N-1A requires the inclusion of the section heading and page number of any disclosures relating to sales charge discounts that are found in a Fund's prospectus and statement of additional information.

2.Comment: The Staff requested the Registrant confirm that the waiver term noted in footnote 4 to the "Annual Fund Operating Expenses" table will be in place for the duration of at least one year. The Staff also requested the Registrant provide complete information as material portions of the filing are incomplete (e.g., fee table information) and this does not allow for the Staff to provide any comments to these sections.

Response: It is the Registrant's understanding that it is general industry practice to file Rule 485(a) filings with the expense tables incomplete as that information is generally not available at the time of filing. The Registrant respectfully declines to provide the complete expense tables prior to filing a post-effective amendment under Rule 485(b), but confirms that these will be completed before the filing goes effective. The Registrant further confirms that the waiver term referenced in footnote 4 will be in place for at least one year.

PRINCIPAL INVESTMENT STRATEGIES

3.Comment: The Staff requested the Registrant include a description of Voya Target In-Retirement Fund or a description of where additional information can be found as Voya Target In-Retirement Fund is referenced in the Fund's principal investment strategy.

Mr. Scott Lee

U.S. Securities and Exchange Commission

April 22, 2020

Response: The Registrant appreciates the Staff's comment and notes that the last sentence of this paragraph describes the investment strategy of Voya Target In-Retirement Fund.

4.Comment: The second paragraph of the Fund's principal investment strategies discusses the Fund's investments in affiliated and unaffiliated underlying funds. The Staff requested the Registrant clarify if the Fund has a minimum investment requirement in funds affiliated with the Fund's investment adviser, and, if so, disclose if the Fund may be 100% invested in such affiliated underlying funds.

Response: The Registrant appreciates the Staff's comment and notes that there is a minimum investment amount in funds affiliated with the investment adviser of 50%. The Registrant believes that the disclosure is clear that the Fund may invest up to 100% in affiliated funds.

5.          Comment: The last paragraph of the Fund's principal investment strategies discloses that the Fund will be rebalanced periodically to return to its "target allocation." The Staff requested the Registrant disclose if the rebalancing will occur on regular or a specified basis and explain why the rebalancing may be necessary.

Response: The Registrant appreciates the Staff's comment but the rebalancing process and the reasons for rebalancing are disclosed in the section entitled "More Information about the Fund."

PRINCIPAL RISKS

6.          Comment: The Staff requested that the Principal Risks section be prioritized in order of those most likely to adversely affect the Fund's net asset value, yield, and total return first, followed by the remaining risks placed in alphabetical order.

Response: The Registrant believes that the current risk disclosure, including the alphabetical ordering of the Fund's principal risks, is appropriate and consistent with Item 4 of Form N-1A, which requires that a fund summarize, based on disclosure in Item 9, the principal risks of investing in the fund, including the risks to which the fund's portfolio "as a whole" is subject. Form N-1A does not contemplate any particular ordering of the risks summarized in Item 4. Additionally, the Registrant believes that rank-ordering risks could create the risk that investors would mistakenly minimize or ignore risks that appear at the end or near the end of such a rank-ordered list of risks and is concerned that such a circumstance could cause an investor not to appreciate fully all of the principal risks to which a Fund's portfolio as a whole is subject.

7.Comment: The Staff requested the Fund include a principal risk for COVID-19, unless the Registrant believes the Fund will not be affected, and, if that is the case, to provide an explanation as to why such risk is not necessary.

Response: The Registrant appreciates the Staff's comment and will include the following risk in the section entitled "Principal Risks":

Market Disruption and Geopolitical: An Underlying Fund is subject to the risk that geopolitical events will disrupt securities markets and adversely affect global economies and markets. Due to the increasing interdependence among global economies and markets, conditions in one country, market, or region might adversely impact markets, issuers and/or foreign exchange rates in other countries, including the U.S. War, terrorism, global health crises and pandemics, and other geopolitical events have led, and in the future may lead, to increased market volatility and may have adverse short- or long-term effects on U.S. and world economies and markets generally. For example, the recent COVID-19 pandemic has resulted, and may continue to result, in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates, and a substantial economic downturn in economies throughout the world. Natural and environmental disasters and systemic market dislocations are also highly disruptive to economies and markets. Those events as well as other changes in non-U.S. and domestic

Mr. Scott Lee

U.S. Securities and Exchange Commission

April 22, 2020

economic, social, and political conditions also could adversely affect individual issuers or related groups of issuers, securities markets, interest rates, credit ratings, inflation, investor sentiment, and other factors affecting the value of the investments of an Underlying Fund and the Underlying Fund. Any of these occurrences could disrupt the operations of an Underlying Fund and of the Underlying Fund's service providers.

KEY FUND INFORMATION

8.Comment: With respect to the paragraph "Fundamental Investment Policies," please provide additional disclosure or confirm that the Fund will consider its investments in underlying funds when complying with the Fund's concentration policies.

Response: The Registrant confirms that the Fund will consider the concentration policies of the underlying funds when investing.

MORE INFORMATION ABOUT THE FUND

9.Comment: The Staff requested the Registrant carryforward any applicable summary comments to the additional information sections.

Response: The Registrant so confirms.

10.Comment: The last sentence in the first full paragraph under "Asset Allocation Process," provides that investments in underlying funds affiliated with the investment adviser present conflicts of interest for the investment adviser. The Staff requested the Registrant elaborate on what the conflicts of interest are and what the Fund will due to meet them.

Response: The Registrant appreciates the Staff's comment but believes the current disclosure adequately describes such conflicts.

KEY INFORMATION ABOUT THE UNDERLYING FUNDS

11.Comment: The Staff requested the Registrant confirm that this list is a complete list of funds, and, if not, explain why such funds are not listed.

Response: The Registrant confirms that this section will be updated to include all such funds at the time of the 485(b) filing.

12.Comment: With respect to the "Affiliated Underlying Funds" section, the Staff requested the Registrant consider disclosing the specific underlying fund share class(es) the Fund will invest in.

Response: The Registrant appreciates the Staff's comment and will consider adding this disclosure in the future.

PART C AND OTHER INFORMATION

13.Comment: The Staff requested the Registrant acknowledge that after April 1, 2020, the Part C will be required to be in HTML format for investment companies.

Response: The Registrant so confirms.

* * * * * * * * * * * *

Mr. Scott Lee

U.S. Securities and Exchange Commission

April 22, 2020

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

_________________________

Paul A. Caldarelli

Vice President and Senior Counsel Voya Investment Management

Attachment

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq.

Rope& Gray LLP